

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 18, 2022

Nicholas Vita
Chief Executive Officer
Columbia Care Inc.
680 Fifth Ave., 24th Floor
New York, New York 10019

> **Re: Columbia Care Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2022**
> **File No. 000-56294**

Dear Mr. Vita:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 2, 2022

Background to the Arrangement, page 22

1.　　We note that Columbia Care's representatives and Cresco Labs's representatives engaged in a series of negotiations. Please describe in greater detail the nature and substance of the deliberations conducted at the meetings, including the specific matters discussed and the conclusions reached. Your disclosures should explain how the material terms changed during the course of the negotiations. For example, please provide the following:
   - Describe each meeting between the parties and identify the individuals present at each meeting and the issues discussed and conclusions reached at those meetings.
   - Describe how the parties came to an expectation that Cresco was prepared to offer 0.5579 of a Cresco Share for each Columbia Care Share.
   - Describe the substance of the conversations regarding the draft Arrangement Agreement.
   - Identify the members of the Columbia Care Special Committee.

<u>General</u>

2.   We note that your CEO Mr. Nicholas Vita will continue to serve in a senior management capacity following the merger's closing after receiving substantial cash and equity compensation as part of employment agreement and that two other individuals nominated by Columbia Care will be appointed to the Cresco Board. Please provide an analysis of whether Rule 13e-3 applies to the transaction and whether, as a result of such arrangements, Cresco Labs is an affiliate of yours engaged in a going private transaction. Please refer to Exchange Act Rule 13e-3(a) and Compliance & Disclosure Interpretations 201.05 for guidance available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jordan Nimitz at 202-551-5831 or Christopher Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences